Arogo Capital Acquisition Corp.

848 Brickell Ave, Penthouse 5

Miami, FL 33131

December 17, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mariam Mansaray, Kathleen Krebs

Re:	Arogo Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on December 6, 2024

File No. 001-41179

Ladies and Gentlemen:

Arogo Capital Acquisition Corp. (“we”, “us”, “our”, “Arogo” or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated December 16, 2024 (the “Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A referenced above (the “Preliminary Proxy Statement”). Contemporaneously, the Company is filing its Definitive Proxy Statement on Schedule 14A the (“Definitive Proxy Statement”) publicly via EDGAR.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to the Definitive Proxy Statement, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Definitive Proxy Statement. We hereby represent to the Commission that the changes outlined below in response to the Staff’s comments will be included in the Company’s Definitive Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Special Meeting

How do the Company insiders intend to vote their shares?, page 5

1.	We note the disclosure indicating that the SPAC Sponsor, directors, officers, advisors or any of their affiliates may purchase public shares in the open market to reduce redemption rates, that the price offered in such purchases may be higher than the redemption price, and that these purchasers intend to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

In response, we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 5 of the Definitive Proxy Statement accordingly. In addition, we have advised our Sponsor, directors, officers, advisors and their affiliates that if they purchase any public shares outside of the redemption tender offer, they will need to comply with Rule 14e-5 and the guidance under the Compliance and Disclosure Interpretation 166.01 (March 22, 2022). We have been advised by our Sponsor, directors, officers, advisors and their affiliates that they do not intend to purchase public shares in the open market prior to the Special Meeting.

Risk Factors

Our securities are currently quoted on the OTC Markets, which may have an unfavorable impact on our stock price and liquidity, page 14

2.	Please revise this risk factor heading and disclosure to expand on the consequences of your securities no longer being listed on Nasdaq and being quoted on the OTC Pink Market instead. For example, discuss that you may no longer be attractive as a merger partner because you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on securities holders due to your securities no longer being considered “covered securities.”

In response, we respectfully acknowledge the Staff’s comment and have revised our disclosure on pages 14 and 15 of the Definitive Proxy Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, John Cushing, Esq. of Brown Rudnick LLP, at (617) 856-8509.

Very truly yours,

By:	/s/ Suradech Taweesaengsakulthai
Suradech Taweesaengsakulthai Chief Executive Officer

cc:	Nisachon Rattanamanee
Suthee Chivaphongse
Raymond Chee
John C. Cushing, Esq.
Andrew J. Sherman, Esq.